Press Release No. 04-08

EXHIBIT A

METALLICA RESOURCES UPDATES STATUS OF
CERRO SAN PEDRO PROJECT, MEXICO

June 2, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is issuing an update of the status of the Cerro San Pedro heap-leach gold and silver project, located in the State of San Luis Potosi, Mexico. The Cerro San Pedro Project is held by Metallica’s wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX).

The Agrarian Court, residing in the State of San Luis Potosi, has issued a temporary stay of execution with respect to the previously announced nullification of the Lease Agreement that MSX entered into in 1997 with the Ejido of Cerro San Pedro for the land MSX is using for the project. This stay of execution has the effect of continuing MSX’s legal access to the project pending the ruling of the appeal filed in the Federal Court. The Federal Court has set no date for the hearing of the appeal. Once the appeal has been heard the court will then proceed to issue a ruling. It expected a ruling would occur no later than October, during this time the stay of execution will remain in place. In addition to the legal appeal, MSX has made formal application to the Federal Bureau of Mines for the grant of certain easements and temporary occupation permits that would provide MSX with access to the lands required for the project.

MSX has encountered significant delays in obtaining an explosives operating permit for the project. Although MSX has received, and is in full compliance with, all major environmental permits from the state and federal agencies, the explosives operating permit must be obtained from the Secretariat of National Defense (SEDENA). MSX, and its advisors, believe it has complied with all applicable requirements necessary for obtaining the explosives operating permit. However, SEDENA has requested, among other things, that issuance of the explosives permit is supported in writing by the current President of the Municipality of Cerro San Pedro. The permit application was signed by both the Governor of the State of San Luis Potosi and the then President of the Municipality. Representatives of MSX, with support from the U.S. and Canadian embassies, and the office of the Governor of the State of San Luis Potosi and various federal agencies have been working with SEDENA and local officials to resolve the issues relating to the issuance of the explosives permit. To date the permit has not been issued, and Metallica cannot predict when or if the permit will be issued. If MSX does not receive the explosives operating permit within the next two weeks, it will have no alternative other than to begin suspending construction activities.

MSX is also required to complete an annual renewal of its construction/operating license issued by the Municipality of Cerro San Pedro by July 2004. MSX currently holds such a license and has had it reissued annually for the past four years. The recently elected President of the Municipality has stated that he believes that MSX is not in compliance with certain conditions in the mining permit and therefore the municipality may not renew the license. In addition, an individual opposing the project, who is also part of the group who sought nullification of the ejido lease agreement, has filed an appeal in the Federal Court in San Luis Potosi. He was granted a temporary injunction restraining the Municipal President from renewing the license and from consenting to the issuance of the explosives permit. MSX is firmly of the view that it is in compliance with all material license requirements, and is entitled to a renewal of its construction/operating license. However, the inability to secure a renewal of this license may also force MSX to suspend construction.

Suspension of construction will result in the termination of approximately 150 employees and contractors who have been recently working on-site. MSX has estimated that at the peak of construction the project would employ approximately 400 people with approximately 200 people employed during the operating life of the mine, which is currently estimated at approximately nine years.

A resident of the city of San Luis Potosi, who obtained status as an ejido member in 2001, has been reported to have filed criminal charges against Richard Hall, Fred Lightner, and other company employees and service providers, stating that the original lease between MSX and the ejido of Cerro San Pedro, executed in 1997, was obtained under fraudulent conditions. Metallica considers these charges to be completely without merit and will vigorously defend the charges.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At March 31, 2004 it had US$47.7 million in cash and cash equivalents with no debt. It currently has 82.5 million shares issued and outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.